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                                                              EXHIBIT (a)(1)(F)

                           OFFER TO PURCHASE FOR CASH
                                       BY

                             STIFEL FINANCIAL CORP.
                                       OF
                    UP TO 850,000 SHARES OF ITS COMMON STOCK
                    AT A PURCHASE PRICE OF $13.25 PER SHARE

To the Participants in the Stifel, Nicolaus Profit Sharing 401(k) Plan:

Stifel Financial Corp. ("Stifel") recently announced our plan to conduct a tender offer in which it would purchase for cash up to 850,000 shares of its common stock at a price of $13.25 per share. Enclosed for your consideration are the Offer to Purchase dated September 5, 2003 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the Offer. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. As a participant in the Stifel Nicolaus Profit Sharing 401(k) Plan (the "401(k) Plan") a portion of your 401(k) Plan account may be invested in Stifel common stock.

Stifel will pay $13.25 per share for shares properly tendered and not properly withdrawn in the Offer, subject to proration provisions. All shares acquired in the Offer will be acquired at the same purchase price. Stifel reserves the right, in its sole discretion, to purchase more than 850,000 shares in the Offer, subject to applicable law. Shares not purchased because of proration provisions will be returned to the tendering stockholders or the 401(k) Plan, as applicable, at Stifel's expense. See Section 1 and Section 4 of the Offer to Purchase.

IN ORDER TO TENDER YOUR EQUIVALENT SHARES HELD IN YOUR 401(K) ACCOUNT IN THE OFFER, YOU MUST RETURN THE ENCLOSED TRUSTEE DIRECTION FORM TO STIFEL, NICOLAUS & COMPANY, INCORPORATED BY 5:00 P.M. NEW YORK CITY TIME, ON TUESDAY, OCTOBER 7, 2003 IN ORDER FOR THE TRUSTEE TO HAVE SUFFICIENT TIME TO PROCESS YOUR DIRECTION AND TO TENDER YOUR EQUIVALENT SHARES. THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, OCTOBER 10, 2003.

If the number of shares properly tendered is less than or equal to 850,000 shares (or such greater number of shares as Stifel may elect to purchase, not to exceed 2% of our outstanding shares and subject to applicable SEC rules), Stifel, on the terms and subject to the conditions of the Offer, will purchase at the purchase price all shares so tendered.

If at the expiration of the Offer more than 850,000 shares (or any such greater number of shares as Stifel may elect to purchase, not to exceed 2% of our outstanding shares and subject to applicable SEC rules) are properly tendered Stifel will buy shares first, from all holders of "odd lots" of less than 100 shares (not including any shares held in the 401(k) Plan) who properly tender all of their shares and do not properly withdraw them before the expiration date; and second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares (including participants in the 401(k) Plan), on a pro rata basis.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.

Stifel's directors and executive officers do not intend to tender any shares in the Offer. See Section 11 of the Offer to Purchase.

Enclosed with the Offer materials is a Trustee Direction Form that requires your immediate attention. These materials describe the Offer and its terms in more detail. As described below, you have the right to instruct CIGNA Bank and Trust Company, FSB as trustee of the 401(k) Plan (the "Trustee") whether to tender equivalent shares of Stifel common stock credited to your individual account under the 401(k) Plan. Your equivalent shares are equal to the total market value of your Stifel stock account divided by the closing market price per share of our common stock.

If you do not wish to direct the tender of any portion of the equivalent shares in your 401(k) Plan account, you do not need to take any action. If you would like to direct the tender of some or all of the equivalent shares held on your behalf in your 401(k) Plan account in response to this Offer, detailed instructions on how to tender those equivalent shares are set forth below.

The Trustee will receive each participant's tender directions and will then tender equivalent shares on behalf of all participants in the 401(k) Plan who elected to tender shares.
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The remainder of this letter summarizes your rights under the 401(k) Plan and the procedures for completing the Trustee Direction Form. You should also review the more detailed explanation of the Offer provided in the Offer to Purchase, which is enclosed with this letter.

You must carefully follow the instructions below if you want to direct the Trustee to tender some or all of the equivalent shares held on your behalf in your 401(k) Plan account. Failure to follow these instructions properly may make you ineligible to direct the Trustee to tender equivalent shares held in your 401(k) Plan account in the Offer. Equivalent shares held on your behalf in your 401(k) Plan account can be tendered only by following these instructions and by properly completing and returning the Trustee Direction Form.

If you tender equivalent shares, the tender proceeds will be deposited into your 401(k) Plan account and invested in the 401(k) Plan's Guaranteed Income Fund.

Because the terms and conditions of the Letter of Transmittal will govern the tender of the equivalent shares held in your 401(k) Plan account, you should read the Letter of Transmittal carefully. The Letter of Transmittal, however, is furnished to you for your information only and cannot be used by you to tender equivalent shares that are held on your behalf in your 401(k) plan account. The Letter of Transmittal may only be used to tender shares held outside of the 401(k) Plan. If you hold shares outside of the 401(k) Plan and wish to tender those shares as well as equivalent shares held in your 401(k) Plan account, you must comply with the procedures described in the Letter of Transmittal and the Offer to Purchase for your shares outside of the 401(k) Plan, and submit a Trustee Direction Form for equivalent shares you hold in your 401(k) Plan account. You should also read the Offer to Purchase carefully before making any decision regarding the Offer.

The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of shares of common stock of Stifel. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of Stifel residing in any jurisdiction in which the making of the Offer or acceptance of the Offer would not be in compliance with the securities laws of that jurisdiction.

To instruct the Trustee to tender any or all of the equivalent shares held on your behalf in your 401(k) Plan account, you must complete the enclosed Trustee Direction Form and return it to:

       Stifel, Nicolaus & Company, Incorporated
       Attn: Corporate Accounting/TO
       501 North Broadway
       St. Louis, Missouri 63102

in the enclosed return envelope so that it is RECEIVED by 5:00 p.m., New York City time, on Tuesday, October 7, 2003, unless the Offer is extended, in which case, if administratively feasible, the deadline for receipt of your Trustee Direction Form will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended.

IF YOU DO NOT COMPLETE THE ENCLOSED TRUSTEE DIRECTION FORM AND RETURN IT TO THE TRUSTEE ON A TIMELY BASIS, YOU WILL BE DEEMED TO HAVE ELECTED NOT TO PARTICIPATE IN THE OFFER AND NO EQUIVALENT SHARES CREDITED TO YOUR 401(K) PLAN ACCOUNT WILL BE TENDERED IN THE OFFER.

Please note that the number of equivalent shares in your 401(k) Plan account may change during the Offer period as a result of additional 401(k) and matching contributions being made, as well as by any investment direction changes you may make.

The number of equivalent shares that may be considered for the Offer may be determined by dividing the total market value of your Stifel stock account by the closing market price per share of our common stock. You may not tender more equivalent shares than are held in your 401(k) Plan account at the close of business on Friday, October 10, 2003 or, if the Offer is extended, the deadline for returning the Trustee Direction Form. If you direct the Trustee to tender more equivalent shares than are held in your 401(k) Plan account at the close of business on Friday, October 10, 2003 or, if the Offer is extended, on the date of the deadline for submitting the Trustee Direction Form, then the Trustee will tender all of the equivalent shares held in your 401(k) Plan account.

If you desire to tender equivalent shares from your 401(k) Plan account you must specify on the Trustee Direction Form whether or not you wish to tender all equivalent shares held in your 401(k) Plan account, or just some equivalent shares. If you specify that you only wish to tender a certain number of equivalent shares, then the Trustee will only tender that specified number if your 401(k) Plan account contains at least that number of equivalent shares. If your 401(k) Plan account contains less than the

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number of equivalent shares you specified to tender, the Trustee will tender all equivalent shares in your 401(k) Plan account. If you select to tender a portion of your equivalent shares, they will be tendered from your account's sources in the following order: Employee Pre-Tax Account; Company Match Account; Employee Rollover Account; Employee Catch-Up Account; Company Discretionary Account; and ESOP Account.

When considering whether or not to participate in the Offer, it is important that you note the following:

1. Stifel has been advised that if the Trustee does not receive your Trustee Direction Form by 5:00 p.m., New York City time, on Tuesday, October 7, 2003, then the Trustee will not have sufficient time to process your direction. In such case, the Trustee will not tender any equivalent shares held on your behalf in the 401(k) Plan. The Offer, proration period and, other than with respect to 401(k) Plan participants, withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, October 10, 2003, unless the Offer is extended (see paragraph 7 below for information relating to the withdrawal rights of 401(k) Plan participants). Consequently, your Trustee Direction Form must be received by the Trustee no later than 5:00 p.m., New York City time, on Tuesday, October 7, 2003, unless the Offer is extended.

2. The 401(k) Plan is prohibited from selling equivalent shares to Stifel for a price that is less than the prevailing market price. Accordingly, if you elect to tender equivalent shares and the purchase price is lower than the prevailing price of Stifel's common stock on The New York Stock Exchange at the expiration of the Offer, your equivalent shares will not be purchased in the Offer.

3. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions described in the Offer to Purchase. See Section 7 of the Offer to Purchase.

4. The Offer is for up to 850,000 shares, constituting approximately 12% of Stifel's shares outstanding as of August 15, 2003.

5. Neither Stifel nor any member of its Board of Directors, the Dealer Manager, the Depositary, the Trustee or any other fiduciary of the 401(k) Plan makes any recommendation to you as to whether you should tender or refrain from tendering your equivalent shares. You must make your own decision as to whether to tender your equivalent shares and, if so, how many equivalent shares to tender. Stifel's directors and executive officers have indicated that they do not intend to tender any shares in the Offer. See Section 11 of the Offer to Purchase.

6. Tendering participants will not be obligated to pay any brokerage fees or commission or solicitation fees to the Dealer Manager, Depositary, or Stifel or, except as described in the Letter of Transmittal, stock transfer taxes on the transfer of shares pursuant to the Offer.

7. As more fully described in the Offer to Purchase, tenders will be deemed irrevocable unless timely withdrawn. If you instruct the Trustee to tender equivalent shares held on your behalf in your 401(k) Plan account, and you subsequently decide to change your instructions or withdraw your tender of equivalent shares, you may do so by submitting a new Trustee Direction Form. However, the new Trustee Direction Form will be effective only if it is received by the Trustee on or before 5:00 p.m., New York City time, on Tuesday, October 7, 2003, which is three business days before the scheduled expiration of the Offer at 5:00 p.m., New York City time, on Friday, October 10, 2003. Upon receipt of a timely submitted new Trustee Direction Form, your previous instructions to tender the equivalent shares will be deemed canceled. If your new Trustee Direction Form directed the Trustee to withdraw from tender the equivalent shares held on your behalf in your 401(k) Plan account by indicating that zero (0) equivalent shares are to be tendered, you may later re-tender those equivalent shares by submitting another Trustee Direction Form to the Trustee at the above address so long as it is received by the Trustee on or before the day that is three business days before the expiration of the Offer (currently 5:00 p.m., New York City time, on Tuesday, October 7, 2003). Additional Trustee Direction Forms may be obtained by calling Thomas A. Prince, our Senior Vice President and General Counsel at
   (314) 342-2000.

8. While you will not recognize any immediate tax gain or loss as a result of the Offer, the tax treatment of future withdrawals by you or distributions to you from the 401(k) Plan may be adversely affected by a tender and sale of equivalent shares within the 401(k) Plan. Specifically, under current federal income tax rules, if you receive a lump sum distribution from a 401(k) Plan including Stifel equivalent shares that have increased in value while they were held by the 401(k) Plan, under certain circumstances you may have the option of not paying tax on this increase in value, which is called "net unrealized appreciation," until you sell the equivalent shares. When the equivalent shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If equivalent shares credited to your individual 401(k) Plan account are purchased by Stifel in the Offer, you will no longer be able to take advantage of this tax benefit.

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9. If you have any questions regarding your participation in the Offer, please contact Thomas A. Prince, our Senior Vice President and General Counsel at
   (314) 342-2000.

Unless you direct the Trustee on the enclosed Trustee Direction Form to tender the equivalent shares held on your behalf in your 401(k) Plan account, no equivalent shares will be tendered.

IN ORDER TO TENDER EQUIVALENT SHARES IN YOUR 401(K) PLAN ACCOUNT YOU WILL NEED TO COMPLETE THE ENCLOSED TRUSTEE DIRECTION FORM AND RETURN IT TO:

       STIFEL, NICOLAUS & COMPANY, INCORPORATED
       ATTN: CORPORATE ACCOUNTING/TO
       501 NORTH BROADWAY
       ST. LOUIS, MISSOURI 63102

IN THE ENCLOSED RETURN ENVELOPE SO THAT IT IS RECEIVED BY 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, OCTOBER 7, 2003, UNLESS THE OFFER IS EXTENDED, IN WHICH CASE, IF ADMINISTRATIVELY FEASIBLE, THE DEADLINE FOR RECEIPT OF YOUR TRUSTEE DIRECTION FORM WILL BE 5:00 P.M., NEW YORK CITY TIME, ON THE THIRD BUSINESS DAY PRIOR TO THE EXPIRATION OF THE OFFER, AS EXTENDED.

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